

Mailstop 3233

November 1, 2016

<u>Via E-Mail</u>
William H. Schafer
Chief Financial Officer
QTS Realty Trust, Inc. and QualityTech, LP
12851 Foster Street
Overland Park, KS 66213

> **Re:** **QTS Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-36109**
>
> **QualityTech, LP**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 333-201810**

Dear Mr. Schafer:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities